

Established 1837



**Company Secretariat**
The Peninsular and Oriental
Steam Navigation Company
16 Palace Street
London SW1E 5JQ

+44 (0)20 7901 4000
+44 (0)20 7901 4013
www.pogroup.com

Head Office 16 Palace Street,
London SW1E 5JQ England

Incorporated by Royal Charter
with limited liability
Company Number Z73

20 February 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA





**82-2083**

Dear Sirs



**BOARD RETIREMENT**

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat



enc

82-2083



News Release

17 February 2006

**BOARD RETIREMENT**

P&O announces that Russ Peters is to retire as Chief Executive Officer of P&O Ferries on 30 April. He will step down as a P&O Main Board Director on the same day. Russ will be succeeded as Chief Executive Officer of P&O Ferries by Helen Deeble who is currently Chief Operating Officer of P&O Ferries.

Russ Peters joined P&O in 1987 as Freight Director of P&O European Ferries. He became Managing Director of P&O North Sea Ferries in 1990, Managing Director of P&O European Ferries (Dover) in 1994 and Managing Director of P&O Stena Line in March 1998. He has been a Main Board Director of P&O since he was appointed to his present position in 2002.

Commenting on the announcement, P&O Chairman Sir John Parker said "Russ has had a distinguished career in the ferries industry. During his time with P&O he successfully brought together the P&O and Stena Line operations on the Short Sea and subsequently led the integration of the different routes of P&O Ferries into a single business with its headquarters in Dover. He has achieved a lot for P&O and we wish him well for the future."

"I am pleased to welcome Helen Deeble as the new Chief Executive Officer of P&O Ferries. Helen has considerable experience of the industry and has worked closely with Russ. She played a key role in implementing the Fundamental Business Review last year and helping to restore P&O Ferries to sustained profitability."

Helen Deeble is a chartered accountant and began her career with Sears plc. She joined Stena Line in 1993, becoming Finance Director in 1996. Helen was appointed Finance Director of P&O Stena Line in 1998 and Chief Operating Officer of P&O Ferries in 2004.

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7901 4000

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